FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2008

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



HSBC HOLDINGS PLC


Notification of transactions by Persons Discharging Managerial Responsibilities pursuant to DTR3.1.4 R(1)(a)


The following Performance Share awards of HSBC Holdings plc ordinary shares of US$0.50 each were made to Persons Discharging Managerial Responsibility (PDMR) of HSBC Holdings plc on 5 March 2003 under the HSBC Holdings Restricted Share Plan 2000. The performance test of the awards was linked to the attainment of pre-determined Total Shareholder Return targets. The performance test was not passed and the following awards were forfeited with effect from 4 April 2008:


Name of PDMR                      Awards of ordinary shares of
                                  US$0.50 forfeited


V H C Cheng                                             55,028
D J Flint                                              137,568
S K Green                                              137,568
M F Geoghegan                                           64,200
A Almeida                                               22,481
C C R Bannister                                         45,858
A A Flockhart                                           27,514
S T Gulliver                                            55,028
D H Hodgkinson                                          16,861
D D J John                                              45,858
B P McDonagh                                            17,899
Y A Nasr                                                82,542
B Robertson                                             18,733



As a consequence, the PDMRs will not receive the fourth interim dividend for 2007, which is payable on 7 May 2008, on these forfeited awards.



P A Stafford
Deputy Group Company Secretary
HSBC Holdings plc



4 April 2008



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  04 April 2008